SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
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Form 6-K
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REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
For the month of March 2026
Commission File Number 1-14926
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KT Corporation
(Translation of registrant's name into English)
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90, Buljeong-ro,
Bundang-gu, Seongnam-si,
Gyeonggi-do,
Korea
(Address of principal executive offices)
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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☒   Form 40-F ☐

Report of Change in CEO

1. Details of Change	Before Change	Young-Shub Kim
	After Change	Yoon-Young Park
2. Reason for Change		Appointment of new CEO (Representative Director)
3. Date of Change		March 31, 2026
4. Other Information		-

[Profile of New CEO]

Name	Relationship with Largest Shareholder	Major Career History
Yoon-Young Park	None	Former Vice Chairman (Advisor), Jininfra Co., Ltd. Former Executive Advisor, KT Corporation Former President, KT Corporation Former Executive Vice President, KT Corporation

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: March 31, 2026
KT Corporation

By:	/s/ Jaegil Choi
Name: Jaegil Choi
Title: IRO

By:	/s/ Okdong Yoo
Name: Okdong Yoo
Title: IR Team Leader